UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,
Aberdeen, AB15 4YB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXHIBITS

Exhibit Number	Exhibit Description
1.1	At-the-Market Issuance Sales Agreement, dated November 2, 2023, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc.
5.1	Opinion of Watson Farley & Williams LLP as to the validity of the securities.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-274460)  OF THE REGISTRANT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: November 2, 2023	By:	/s/ Derek Lowe
Name: Derek Lowe
Title: Chief Executive Officer and Chief Financial Officer

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